Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)(b)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Year Ended December 31,
	2009	2008		2007	2006	2005
	(dollars in thousands)
Operating income (loss) from continuing operations	$(182,234)	$25,140		$418,295	$327,209	$342,362
Add—Fixed charges	127,398	160,154		155,374	119,606	94,651

Operating income from continuing operations before fixed charges	$(54,836)	$185,294		$573,669	$446,815	$437,013

Fixed Charges:
Interest (c)	$107,890	$139,899		$137,110	$104,254	$78,365
Other (d)	19,508	20,255		18,264	15,352	16,286

Total fixed charges	$127,398	$160,154		$155,374	$119,606	$94,651

Ratio of earnings to fixed charges (e)	— (f)	1.16	(g)	3.69	3.74	4.62

Deficiency in the coverage of operating income (loss) from continuing operations before fixed charges to total fixed charges	$182,234

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•

earnings for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 represent income from continuing operations before income taxes, and, for the period prior to May 10, 2005, the date of Lazard Ltd’s equity public offering, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges, and

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(c)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(d)	Other fixed charges consist of the interest factor in rentals.

(e)	The results of operations for the period prior to Lazard Ltd’s equity public offering and the financing transactions on May 10, 2005 are not comparable to results of operations for subsequent periods as described below:

•

payment for services rendered by Lazard Ltd’s managing directors, which, as a result of Lazard Ltd operating as a limited liability company, historically had been accounted for as distributions from members’ capital, or in some cases as net income attributable to noncontrolling interests, rather than as compensation and benefits expense. As a result, Lazard Ltd’s operating income historically has not reflected payments for services rendered by its managing directors. For periods subsequent to the consummation of the equity public offering, the consolidated financial statements of Lazard Ltd include all payments for services rendered by its managing directors in compensation and benefits expense;

•	the use of proceeds from the financing transactions; and

•	the net incremental expense related to the financing transactions.

(f)	Operating income (loss) for the year ended December 31, 2009 is presented after giving effect to (i) a restructuring expense of $62,550 in the first quarter of 2009, (ii) the acceleration of amortization expense of $86,514 relating to the vesting of RSUs held by Lazard’s former Chairman and Chief Executive Officer as the result of his death in October 2009 and (iii) the acceleration of amortization expense of $60,512 relating to the accelerated vesting of the unamortized portion of previously awarded deferred cash incentive awards (see Notes 17 and 19 of Notes to Consolidated Financial Statements). Excluding the impact of such items, the ratio of earnings to fixed charges would have been 1.21.
(g)	Operating income for the year ended December 31, 2008 is presented after giving effect to a charge of $199,550 relating to the LAM Merger (see Note 8 of Notes to Consolidated Financial Statements). Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 2.40.